Exhibit 99.1

Brookfield Residential Properties Inc.

BROOKFIELD RESIDENTIAL ANNOUNCES CORRECTION TO ZEPHYR EQUITIES PRESS RELEASE

Calgary, Alberta, May 7, 2014 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”, “we” or the “Company”) today announced that the press release issued by Zephyr Equities relating to a judgment against the Company in California mistakenly provided that the judgment was for $519,000,000 in damages when in fact the judgment was for $519,000 in damages, which we are appealing.

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.  For more information, visit www.brookfieldrp.com.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com	Andrew Willis Tel: 1.416.369.8236 Email: andrew.willis@brookfield.com